EAGLE SERIES TRUST
CLASS R3
DISTRIBUTION AND SERVICE PLAN
SCHEDULE A
The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class R3 Distribution Plan shall be as follows:

International Stock Fund	0.50%
Investment Grade Bond Fund	0.50%
Mid Cap Growth Fund	0.50%
Mid Cap Stock	0.50%
Small Cap Growth Fund	0.50%
Smaller Company Fund	0.50%
Tax-Exempt Bond Fund	0.50%

Dated: February 20, 2015